Exhibit 99.2

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNI-FUELS HOLDINGS LIMITED

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Uni-Fuels Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uni-Fuels Holdings Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2024 to 2025.

New York, NY

April 22, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Uni-Fuels Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uni-Fuels Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2025 and the related consolidated statements of operation and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Singapore

April 22, 2026

We have served as the Company’s auditor since 2025.

PCAOB ID Number 6783

F-3

Uni-Fuels Holdings Limited

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31,
	2025	2024
Assets
Current Assets
Cash and cash equivalents	$12,542,539	$4,324,956
Accounts receivable, net	26,255,689	11,458,689
Prepayments and other assets, net	316,051	229,928
Total current assets	39,114,279	16,013,573

Non-Current Assets
Property and equipment, net	284,961	329,585
Operating lease right-of-use assets	79,614	133,103
Prepayments and other assets, net	1,486	4,457
Deferred initial public offering (“IPO”) costs	-	482,183
Total non-current assets	366,061	949,328
Total assets	$39,480,340	$16,962,901

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Accounts payable	$23,297,982	$10,092,160
Borrowings	4,215,217	1,510,249
Amounts due to related parties	-	269,467
Income tax payables	162,212	91,025
Operating lease liabilities, current	78,281	104,267
Accrued expenses and other liabilities	1,215,216	291,464
Total current liabilities	28,968,908	12,358,632

Non-Current liabilities
Operating lease liabilities, non-current	6,321	41,011
Accrued expenses and other liabilities, non-current	-	10,153
Deferred tax liabilities, net	2,345	8,243
Total non-current liabilities	8,666	59,407
Total liabilities	28,977,574	12,418,039

Commitments and contingencies

Shareholders’ equity
Class A ordinary shares (US$0.0001 par value, 450,000,000 shares authorized; 9,815,000 and 7,350,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	982	735
Class B ordinary shares (US$0.0001 par value, 50,000,000 shares authorized; 22,650,000 and 22,650,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	2,265	2,265
Additional paid-in capital	11,706,110	3,997,000
Accumulated other comprehensive (loss)/income	(648)	145
(Accumulated deficit)/Retained earnings	(1,205,943)	544,717
Total shareholders’ equity	10,502,766	4,544,862

Total liabilities and shareholders’ equity	$39,480,340	$16,962,901

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Uni-Fuels Holdings Limited

Consolidated Statements of Operations and Comprehensive Income

(Expressed in U.S. Dollar, except for the number of shares)

	For the Years Ended
	December 31,
	2025	2024	2023
Revenues
Sales of marine fuels	$263,873,349	155,180,863	$67,966,869
Sales of marine fuels -related party	-	-	2,184,911
Brokerage commissions	14,237	12,150	142,479
Brokerage commissions -related parties	-	-	491,269
Total revenues	263,887,586	155,193,013	70,785,528

Cost of revenues	(259,207,265)	(152,009,204)	(68,505,327)

Gross profit	4,680,321	3,183,809	2,280,201

Operating expenses
Selling and marketing	(1,294,084)	(661,892)	(210,957)
General and administrative	(4,964,874)	(2,307,275)	(672,131)
Total operating expenses	(6,258,958)	(2,969,167)	(883,088)

(Loss)/Income from operations	(1,578,637)	214,642	1,397,113

Other (loss)/income
Interest expense, net	(63,793)	(4,801)	(1,907)
Other income	25,776	59,884	10,944
Total other (loss)/income, net	(38,017)	55,083	9,037

(Loss)/Income before income tax expense	(1,616,654)	269,725	1,406,150
Income tax expense	(134,006)	(98,128)	(194,363)
Net (loss)/income	(1,750,660)	171,597	1,211,787

Other comprehensive (loss)/income
Foreign currency translation adjustments	(793)	145	-
Total comprehensive (loss)/income	$(1,751,453)	171,742	$1,211,787

Earnings per share
Class A ordinary shares – basic and diluted	$(0.18)	0.07	$-
Class B ordinary shares – basic and diluted	(0.08)	0.01	0.04

Weighted average shares outstanding used in calculating basic and diluted earnings per share*
Class A ordinary shares – basic and diluted	9,662,918	2,318,630	-
Class B ordinary shares – basic and diluted	22,650,000	27,681,370	30,000,000

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Uni-Fuels Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. Dollar, except for the number of shares)

	Class A ordinary shares		Class B ordinary shares		Additional Paid-In	Accumulated other comprehensive	Retained
	Share	Amount	Share	Amount	Capital	income	earnings	Total
Balance as of December 31, 2022	-	-	30,000,000	3,000	97,001	-	2,261,332	2,361,333

Net income	-	-	-	-	-	-	1,211,787	1,211,787
Capital contribution from shareholder	-	-	-	-	3,899,999	-	-	3,899,999
Dividend distribution	-	-	-	-	-	-	(3,099,999)	(3,099,999)

Balance as of December 31, 2023	-	$-	30,000,000	$3,000	$3,997,000	$-	$373,120	$4,373,120

Net income	-	-	-	-	-	-	171,597	171,597
Foreign currency translation adjustment	-	-	-	-	-	145	-	145
Conversion of ordinary shares	7,350,000	735	(7,350,000)	(735)	-	-	-	-

Balance as of December 31, 2024	7,350,000	$735	22,650,000	$2,265	$3,997,000	$145	$544,717	$4,544,862

Net loss	-	-	-	-	-	-	(1,750,660)	(1,750,660)
Foreign currency translation adjustment	-	-	-	-	-	(793)	-	(793)
Issuance of shares	2,465,000	247	-	-	7,709,110	-	-	7,709,357

Balance as of December 31, 2025	9,815,000	$982	22,650,000	$2,265	$11,706,110	(648)	(1,205,943)	10,502,766

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Uni-Fuels Holdings Limited

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollar )

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss)/income	$(1,750,660)	$171,597	$1,211,787
Adjustments to reconcile net profit to net cash (used in) provided by operating activities:
Depreciation	80,783	74,490	32,275
Shared based compensation	42,755	-	-
Allowance for credit losses	-	(1,733)	8,473
Non-cash operating lease expenses	127,297	94,099	61,406
Deferred tax (benefit) expenses	(5,898)	(5,177)	14,339

Change in operating assets and liabilities:
Accounts receivable, net	(14,797,000)	1,351,178	(11,719,074)
Prepayments and other assets, net	(83,152)	(84,024)	(133,851)
Accounts payable	13,205,822	(1,104,224)	9,773,464
Income tax payables	71,187	(181,412)	(173,012)
Operating lease liabilities	(144,637)	(138,287)	(46,053)
Accrued expenses and other liabilities	923,752	155,336	4,452
Net cash (used in) provided by operating activities	(2,329,751)	331,843	(965,794)

Cash flows from investing activities:
Purchases of property and equipment	(36,159)	(9,020)	(427,331)
Cash used in investing activities	(36,159)	(9,020)	(427,331)

Cash flows from financing activities:
Proceeds from short-term bank loans	27,692,651	14,117,030	7,551,546
Repayments of short-term bank loans	(24,987,683)	(13,801,930)	(6,356,397)
Payment of offering costs related to Initial Public Offering (“IPO”)	(1,511,215)	(369,283)	(112,900)
Capital contribution from shareholder	-	-	800,000
Proceeds from IPO	9,660,000	-	-
Borrowings from a related party	-	-	678,259
Repayment of borrowings to a related party	(269,467)	(8,534)	(400,258)
Net cash provided by (used in) financing activities	10,584,286	(62,717)	2,160,250

Effect of exchange rate changes on cash and restricted cash	(793)	-	-
Net increase in cash and restricted cash	8,218,376	260,106	767,125
Cash and restricted cash, beginning of year	4,324,956	4,064,850	3,297,725
Cash and restricted cash, end of year	12,542,539	4,324,956	4,064,850

Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$12,542,539	$4,324,956	$2,564,850
Restricted cash	-	-	1,500,000
Total cash and restricted cash	$12,542,539	$4,324,956	$4,064,850

Supplemental disclosures of cash flow information:
Income tax paid	$61,521	$284,717	$361,841
Interest expenses paid	89,928	83,973	18,280

Supplemental disclosure of non-cash investing and financing activities:
Dividend distribution against capital contribution from shareholder	$-	$-	$3,099,999
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	73,808	29,338	259,269

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Uni-Fuels Holdings Limited (“Uni-Fuels Holdings”) (“the Company”) is a company incorporated in the Cayman Islands with limited liability on March 8, 2024. Uni-Fuels Holdings is a parent holding company with no operations.

Uni-Fuels Holdings together with its subsidiaries (collectively, “the Group”) operating across Singapore, Seoul, Shanghai, Dubai and Limassol with ship bunkering as its primary business activity. The Group is a global provider of marine fuel solutions to shipping companies, integrating supply logistics and tailored solutions, to help its customers optimize their marine fuel procurement covering all markets across all time zones. The Group primarily generates sales income by selling marine fuels to its customers and receives brokerage commissions by referring shipping companies to its customers through its key operating subsidiaries in Singapore and Dubai.

The consolidated financial statements of the Company include the following entities:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Uni-Fuels Group Inc (“Uni-Fuels Group”)	February 5, 2024	Cayman Islands	100%	Investment holding company
Uni-Fuels Pte. Ltd. (“Uni-Fuels”)	October 12, 2021	Singapore	100%	Ship bunkering as marine fuels supplier and broker
Uni-Fuels Pte. Ltd. Seoul Branch Office	March 21, 2024	South Korea	Not applicable	Ship bunkering and service provider of marine fuels solutions
Uni-Fuels (Shanghai) Co., Ltd.	February 11, 2025	China	100%	Sales of petroleum products
Uni-Fuels Middle East FZCO	February 14, 2025	UAE	100%	Fuel supply services
Uni-Fuels Ltd	June 11, 2025	Cyprus	100%	Service provider of marine fuels solutions

Reorganization

The Reorganization was completed on April 18, 2024 through a series of planned transactions. As a result of the Reorganization, the Company has become the holding company for all previously mentioned entities. The primary objective of the Reorganization was to transfer 100% ownership of Uni-Fuels to the Company, enabling the Company to serve as the issuer for its planned initial public offering in the United States.

Immediately before the Reorganization, Uni-Fuels was wholly owned and controlled by Koh Kuan Hua and functioned as the operational entity for all the Group’s business activities. The Company and Uni-Fuels Group were established on March 8, 2024, and February 5, 2024, respectively, by a registered agent in the Cayman Islands, with the sole purpose of acting as holding company for the Group. On March 14, 2024, 100% ownership of Uni-Fuels Holdings, which at the time also held 100% ownership interest in Uni-Fuels Group, was transferred from the registered agent to Koh Kuan Hua. Both the Company and Uni-Fuels Group had not engaged in any business activities before the transfer. On April 18, 2024, Koh Kuan Hua transferred 100% ownership interest in Uni-Fuels to the Company, thereby completing the Reorganization.

Immediately before and after the Reorganization, the Company, Uni-Fuels Group, and Uni-Fuels remained under the complete ownership and control of Koh Kuan Hua. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50.

On January 15, 2025, the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares at an offering price of $4 per share, generating gross proceeds of $8,400,000 with net proceeds of approximately $7,390,000, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “UFG”. On February 4, 2025, the underwriter exercised the over-allotment option in full to purchase 315,000 additional Class A Ordinary Shares from the Company at the public offering price of $4 per share, generating additional gross proceeds   of $1,260,000 with net proceeds of approximately $1,170,000, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

Following this, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in these consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

F-8

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

These consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates   required to be made by management include, but not limited to, allowance for credit losses against financial assets and income tax. Actual results could differ from the estimates, and as such, differences could be material to these consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits, as well as short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Group adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable, starting from the incorporation date of Uni-Fuels as of October 12, 2021, and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in these consolidated statements of operations and comprehensive income. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Under this accounting guidance, the Group measures credit losses on its accounts receivable using the current expected credit loss model under ASC 326. As of December 31, 2025 and 2024, the Company provided allowance for credit losses of $10,423 and $10,423, respectively.

Prepayments and other assets, net

Prepayments and other assets are comprised of other receivables and prepaid expenses, including rental deposit, interest receivables and prepaid office supplies. Since the incorporation of Uni-Fuels on October 12, 2021, the Group adopted ASC Topic 326 on its other receivables. The new credit loss guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses. Under this accounting guidance, the Group measures credit losses on its prepayment and other assets using the current expected credit loss model under ASC 326. As of December 31, 2025 and 2024, the balance of allowance for credit loss against prepayments and other assets was $1,725 and $1,725, respectively.

F-9

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Leases

Since the incorporation of Uni-Fuels on October 12, 2021, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group is a lessee of non-cancellable operating leases for corporate office premises. The Group determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Group are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Group’s consolidated balance sheets.

ROU assets represent the Group’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Group considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The discount rate used to determine the present value of future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date.

The lease standard (ASC 842  ) provides practical expedients for an entity’s ongoing accounting. The Group elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Group also elects to adopt the practical expedient that allows lessee to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include building management fees, utility expenses and property taxes included and payable in the lease contract. These non-lease components are not separated from the lease components to which they relate.

The Group evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of December 31, 2025 and 2024, the Group did not recognize any impairment loss against its ROU assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Leasehold improvements	Shorter of lease term or 3 years
Furniture and fixture	5 years
Computer equipment	3 years
Motor vehicle	10 years
Office equipment	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income under other income or expenses.

F-10

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Group reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Deferred IPO costs

Deferred IPO costs consist of incremental costs that are directly attributable to the proposed issuance of equity securities, including underwriting fees, legal fees and other professional fees. These costs are capitalized as deferred offering costs prior to the completion of the offering.

Upon the completion of the IPO, such costs are recorded as a deduction from the gross proceeds of the offering and charged against shareholders’ equity.

Costs that are not incremental or not directly attributable to the issuance of equity securities are expensed as incurred in the consolidated statements of operations and comprehensive income. As of December 31, 2025 and 2024, the Group had deferred IPO costs of $nil and $482,183, respectively. The deferred IPO costs were subsequently recorded against the gross proceeds upon the closing of the offering in January 2025.

Revenue recognition

The Group follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services when performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods or services to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Group identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Group applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

F-11

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

The Group’s principal revenue streams include:

Sales of marine fuels

The Group enters into a distinct agreement with its customer, through an order confirmation, to sell marine fuels in exchange for sales proceeds. The Group’s promise to sell marine fuels to its customer is considered distinct and is identified as one performance obligation. The Group charges its customer sales proceeds at a fixed amount, which is explicitly stated in the contract through order confirmation and is based on the volume of marine fuels supplied to the customer.

Customer does not simultaneously receive and consume the benefits provided by the Group prior to the delivery of marine fuels. No other services are provided by the Group, and benefits are only realized upon receiving marine fuels. Before the delivery of marine fuels, no assets are created nor is there an enforceable right to payment for completed performance by the Group, as evidenced by the order confirmation. Sales income does not qualify to be recognized over time but is recognized at a point in time.

Customer’s obligation to make payment upon fuels delivery and physical possession of marine fuels indicates control over the assets is transferred to customer upon delivery. Furthermore, upon delivery, customer takes on the risks and rewards associated with ownership of the marine fuels and is ready to derive benefits from the assets. Consequently, revenue from the sales of marine fuels is recognized at a point in time when the transaction and the Group’s performance obligation is completed, as evidenced by the delivery of marine fuels.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified goods or services to be provided to the customer

Step 2: Assess whether it controls each specified good or service before that good or service is transferred to the customer

Under the order confirmation, the Group is solely responsible for the sales of marine fuels it committed to by providing marine fuels with the required grades set out in the agreements with the customers, procuring the relevant supplier, and supplying the required fuels at the designated ports and time, while ensuring the specifications of the marine fuels sold are met to fulfill the promise in the order confirmation. The Group controls the whole process and has an obligation to procure the fulfillment of the conditions. Moreover, the Group controls who the marine fuels may be sold to and has full authority in negotiating and determining the commercial terms with both customers and suppliers on each trade without the consent from other parties. The Group also considers elements of inventory risk that it assumes when assessing whether it controls the marine fuels before they are transferred to the customers.

Accordingly, the Group holds the sole primary responsibility for fulfilling the performance obligation and has full discretion over setting prices with its customer in the sales of marine fuels. As the principal in the contract, the Group recognizes revenue at the gross amount to which it is entitled from its customer.

Brokerage commissions

The Group enters into arrangements with its customer by referring marine companies for the sales of marine fuels in exchange for a brokerage commission. These brokerage services that the Group promises to refer marine companies to its customer are considered distinct and constitute a single performance obligation. The commission earned from the brokerage services is fixed and determined at a fixed rate against the volume of marine fuels supplied by its customer to marine companies referred.

Customer does not simultaneously receive and consume the benefits provided by the Group prior to the completion of the transaction. Before the completion of the transaction, no assets are created, nor is there an enforceable right to payment for completed performance by the Group. Brokerage commissions do not qualify to be recognized over time. Revenue from brokerage services is recognized at a point in time, specifically when the transaction is completed and evidenced by the delivery of marine fuels from its customer to marine companies.

The Group follows the rules and guidance set out under ASC 606 when determining whether it is acting as a principal or an agent in the contract with its customers. The core principle of ASC 606 requires an entity to determine whether the nature of its promise is a performance obligation to provide the goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). The following steps are applied to achieve that core principle:

Step 1: Identify the specified goods or services to be provided to the customer

Step 2: Assess whether it controls each specified good or service before that service is transferred to the customer

F-12

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Under the brokerage service arrangements, the Group’s primary responsibility is to refer marine companies to its customer in exchange for a brokerage commission. The customer fully manages sales proceeds from the supply of marine fuels to these companies, with the Group having neither authority over the use of marine fuels nor the ability to influence the terms of trade between marine companies and its customer. Therefore, the supply of marine fuels is directly executed between marine companies and the customer, with the Group playing a limited role, acting solely as an intermediary without control over the trade proceedings.

The Group determines that it does not bear inventory risk. In addition, the Group’s role is restricted to making referrals in exchange for a brokerage fee, and has no authority over pricing of trade between marine companies and its customer, which is predominantly controlled by its customer.

As such, the Group does not control the brokerage services provided and acts solely as an agent in the arrangement. It recognizes revenue in the net amount of the brokerage commissions it expects to receive for referring marine companies to its customer.

Sources of revenues

Both sales of marine fuels and brokerage commissions were recognized at a point in time for the years ended December 31, 2025, 2024 and 2023.

The Group generates its revenue through its key operating subsidiaries in Singapore and Dubai. Disaggregated information of revenues by geographic locations, which is based on the locations at which the marine fuels are delivered to the customers is as follows:

	For the Years Ended December 31,
	2025		2024	2023
Geographic locations
Sales of marine fuels
China		$29,771,155	$13,339,546	$3,958,669
Hong Kong		10,593,903	4,001,824	3,886,888
Malaysia		78,485,394	44,073,880	8,577,514
Singapore		90,371,606	58,370,083	38,692,637
South Korea		8,594,496	6,105,287	1,533,270
United Arab Emirates		5,558,863	3,756,984	548,177
Vietnam		962,649	340,174	1,549,407
Thailand		3,641,697	4,693,086	1,998,602
Indonesia		4,365,274	4,348,622	180,898
Timor-Leste		-	2,553,700	-
India		9,057,960	1,721,256	759,286
Spain		7,252,415	1,123,811	332,559
Others		15,217,937	10,752,610	8,133,873

Subtotal		$263,873,349	$155,180,863	$70,151,780

Brokerage commissions
China	$		$-	$211,930
Singapore		13,539	-	209,221
South Korea		-	-	39,895
Others		698	12,150	172,702
Subtotal		$14,237	$12,150	$633,748

Total		$263,887,586	$155,193,013	$70,785,528

F-13

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Contract Assets and Contract Liabilities

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it transfers the goods or performs services in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred the goods or services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2025 and 2024, the Group did not have any contract assets.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of December 31, 2025 and 2024, the Group did not have any contract liabilities.

Cost of revenues

Cost of revenue primarily consists of the cost of marine fuels and commission fees incurred during the sales and distribution of marine fuels.

Employee benefit plan

Employees of the Group located in Singapore participate in a compulsory retirement benefit scheme, as mandated by local laws. Contributions to this scheme are made by both the Group and its employees, based on certain percentages of the employees’ relevant salary income, which varies by age bracket. These contributions are subject to a monthly income cap, which was SG$6,800 (equivalent to $4,510) effective from January 1, 2024, increased to SG$7,400 (equivalent to $4,908) effective from January 1, 2025. For the years ended December 31, 2025, 2024 and 2023, the total amounts charged to the consolidated statements of operations and comprehensive income for the Group’s contributions were $175,431, $115,511 and $51,692, respectively.

Borrowing costs

All borrowing costs are recognized as interest expense in the consolidated statements of operations and comprehensive income in the period in which they are incurred.

Income taxes

The Group accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group did not have any significant uncertain tax positions nor interest and penalty associated with tax positions as of December 31, 2025 and 2024.

Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer and Chief Financial Officer jointly perform the function of the Chief Operating Decision Maker (“CODM”). The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment. The Company has concluded that consolidated net income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

F-14

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Comprehensive Income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. For the years ended December 31, 2025, 2024 and 2023, the Group recognized   other comprehensive loss of $793, other comprehensive income of $145 and $nil, respectively.

Earnings per share

Earnings per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings per share is computed by dividing net income attributable to each class of ordinary shareholders by the weighted average number of shares of that particular class outstanding during the year.

Diluted earnings per share is calculated by dividing net income attributable to each class of ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares of that class, if any, by the weighted average number of that particular class of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of one class of ordinary shares to another in accordance with the Memorandum and Articles of Association of the Company. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. Basic and diluted earnings per share are presented in the Group’s consolidated statement of comprehensive income.

As of December 31, 2025 and 2024, each Class B ordinary share could be converted any time at the holder’s option into one Class A ordinary share whilst Class A ordinary shares could not be converted into Class B ordinary shares. In addition, holders of both Class A and Class B ordinary shares were entitled to receive dividends paid by the Company at the same rate and had equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares ranked pari passu in all other respects. Basic and diluted earnings per share are calculated by referring to the rights and characteristics of these two classes of ordinary shares respectively.

Translation of foreign currencies

The Group’s principal place of operations is Singapore. The financial position and results of its operations are determined using the U.S. Dollars (“US$” or “$”), as the functional currency. The Company’s consolidated financial statements are presented in US$. Foreign currency transaction gains and losses are recognized upon settlement of foreign currency transactions. In addition, for unsettled foreign currency transactions, foreign currency transaction gains and losses are recognized for changes between the transaction exchange rates and month-end exchange rates. Foreign currency transaction gains and losses are included in other expense (income) in the consolidated statements of operations and comprehensive income in the period incurred.

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2025 and 2024, financial instruments of the Group comprised primarily cash and cash equivalents, accounts receivable, other assets, borrowings, accounts payable, amounts due to related parties, accrued expenses and other liabilities. The Group concludes that the carrying amounts of these financial instruments approximate their fair values because of the short-term nature of these instruments.

F-15

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (ASU 2024-03), which requires disaggregation of income statement expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2024-03 will have a material impact on its consolidated financial statements and disclosures.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (ASU 2025-01), which clarifies the effective date of ASU 2024-03. ASU 2025-01 is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2025-01 will have a material impact on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05), which amends guidance on the measurement of credit losses for accounts receivable and contract assets. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted. The Group’s management does not believe the adoption of ASU 2025-05 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheet, consolidated statements of operations and comprehensive loss and consolidated statement of cash flows.

F-16

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

3. Significant Risks

Currency risk

The functional currencies of the Group are US$   and these consolidated financial statements are presented in US$. The Group’s business activities and its assets and liabilities are predominately denominated in the functional currency. The Group is not exposed to significant foreign currency risk as majority of the operations and transactions are denominated in the functional currency.

Concentration and credit risks

Financial instruments that potentially subject the Group to credit risks consist of cash and cash equivalents, accounts receivable and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

As of December 31, 2025 and 2024, $12,487,691 and $4,324,956 were deposited with these banks, respectively. The Group deposits majority of its cash with reputable banks located in Singapore and Dubai. Balances maintained with banks in Singapore are insured under the Deposit Insurance Scheme introduced by the Singapore Deposit Insurance Corporation Limited. The maximum insured amount was SG$75,000 (equivalent to $49,745) until March 31, 2024, after which it was increased to SG$100,000 (equivalent to $66,326) commenced from April 1, 2024, for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Balances maintained with banks in Dubai are insured under the statutory Deposit Guarantee Scheme. The maximum insured amount was AED$100,000 (equivalent to $23,188), for each depositor at one bank, whilst the balances maintained by the Group may at times exceed the insured limits. Cash balances maintained with banks in Singapore and Dubai are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Group has not experienced any losses in these bank accounts and management believes that the Group is not exposed to any significant credit risk on cash and restricted cash.

Assets that potentially subject the Company to significant credit risks primarily consist of accounts receivable and other assets. The Group performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Group also assesses historical collection trends, aging of receivables and general economic conditions. The Group considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of December 31, 2025, and 2024, the balances of allowance for credit losses were $12,148 and $12,148, respectively.

For the years ended December 31, 2025, 2024 and 2023, most of the Group’s assets were located in Singapore and Dubai. At the same time, the Group considers that it is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended December 31, 2025, no customer accounted for 10% or more of the Group’s revenues.   For the year ended December 31, 2024, there was one customer accounting for 10% or more of the Group’s revenues and it accounted for 13% of the Group’s total revenues for that year. For the year ended December 31, 2023, no customer accounted for 10% or more of the Group’s revenues.

As of December 31, 2025, no customer accounted for 10% or more of the Group’s total balances of accounts receivable. As of December 31, 2024, there was one customer whose receivables accounted for 10% or more of the Group’s total balances of accounts receivable and it accounted for approximately 12% of the total balances of receivables from customers.

(b)	Major vendors

For the year ended December 31, 2025, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2025 represented 17% of the Group’s cost of revenues for that year. For the year ended December 31, 2024, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2024 represented 17% of the Group’s cost of revenues for that year. For the year ended December 31, 2023, one vendor accounted for 10% or more of the Group’s cost of revenues. Cost of revenues charged by the vendor for the year ended December 31, 2023 represented 13% of the Group’s cost of revenues for that year.

As of December 31, 2025, there were two vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 16% and 10% of the total balance of accounts payables. As of December 31, 2024, there were three vendors whose payables accounted for 10% or more of the Group’s total balances of accounts payable and they accounted for approximately 16%, 12% and 11% of the total balance of accounts payables, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to floating interest rate risk on bank deposits and trade financing, particularly during periods when the interest rate is expected to change significantly. Nevertheless, given the amounts of bank deposits and bank borrowings in question, the Group considers its interest rate risk not material, and the Group has not used any derivatives to manage or hedge its interest rate risk exposure.

F-17

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

4. Accounts Receivable, Net

As of December 31, 2025 and 2024, accounts receivable consisted of the following balances:

	As of December 31,
	2025	2024
Third parties
Accounts receivable related to sales of marine fuels	$26,266,112	$11,469,112
Less: allowance for credit losses	(10,423)	(10,423)
Total accounts receivable – third parties, net	$26,255,689	$11,458,689

The movement of allowance for credit losses is as follows:

	As of December 31,
	2025	2024	2023
Balance at January 1	$10,423	$13,281	5,408
(Reversal of)/Provision for credit losses	-	(2,858)	7,873
Balance at December 31	$10,423	$10,423	13,281

5. ROU Assets and Operating Lease Liabilities

As of December 31, 2025 and 2024, the Group had the following lease arrangements. The lease terms presented below represent the lease periods used for measurement purposes, including non-cancellable periods together with renewal options that the Group is reasonably certain to exercise, in accordance with ASC 842.

Description of lease	Lease term
Office at Beach Centre, Singapore	3 years and 2 months from April 1, 2023 to May 31, 2026
Office at Seoul, South Korea	2 years from March 4, 2024 to March 3, 2026 (including a 1-year renewal option assessed as reasonably certain to be exercised)
Office at Shanghai, China	2 years from March 3, 2025 to March 9, 2027

a)	Amounts recognized in the consolidated balance sheets:

	As of December 31,
	2025	2024
Right-of-use assets	$79,614	$133,103

Operating lease liabilities
Current	$78,281	$104,267
Non-current	6,321	41,011
	$84,602	$145,278

Weighted average remaining lease terms (in years)	0.81	1.39

b)	Information related to operating lease activities during the years ended December 31, 2025, 2024 and 2023 are as follows:

	For the Years Ended December 31,
	2025	2024	2023
ROU assets obtained in exchange for operating lease liabilities	$73,808	$29,338	259,269

Amortization of ROU assets	127,297	94,099	61,406
Accretion of operating lease liabilities	5,995	8,913	8,410
Total operating lease expenses	$133,292	$103,012	69,816

c)	The following table summarizes the remaining contractual maturities of lease liabilities, categorized by the years in which such lease liabilities are required to be settled, under operating leases as of December 31, 2025:

During the year ended December 31,
2026	$79,565
2027	6,345
Total future lease payments	$85,910
Less: imputed interest	(1,308)
Present value of lease obligations	$84,602

The weighted-average discount rate used to determine the operating lease liabilities as of December 31, 2025 and 2024 was 4.6% and 4.6%, respectively.

F-18

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

6. Property and Equipment, Net

As of December 31, 2025 and 2024, property and equipment, net, consisted of the following:

	As of December 31,
	2025	2024
Leasehold improvements	$87,687	$87,687
Furniture, fixture and office equipment	34,933	26,050
Computer equipment	65,280	38,004
Motor vehicle	284,610	284,610
Less: accumulated depreciation	(187,549)	(106,766)
Total property and equipment, net	$284,961	$329,585

Depreciation expenses were $80,783, $74,490 and $32,275 for the years ended December 31, 2025, 2024 and 2023, respectively.

7. Prepayments and Other Assets, Net

	As of December 31,
	2025	2024
Prepaid expenses	$116,933	$65,614
Other assets	74,298	40,423
Prepaid GST	128,031	130,073
Less: allowance for credit losses	(1,725)	(1,725)
Total prepayments and other assets, net	317,537	234,385
Less: amounts classified as non-current assets	(1,486)	(4,457)
Amounts classified as current assets	$316,051	$229,928

The movement of allowances for credit losses is as follows:

	As of December 31,
	2025	2024	2023
Balance at January 1	$1,725	$600	$-
Provision for credit losses	-	1,125	600
Balance at December 31	$1,725	$1,725	$600

8. Borrowings

As of December 31, 2025 and 2024, borrowings consisted of the following:

	As of December 31,
	2025	2024
Trade financing	$1,215,217	$1,510,249
Issuance of commercial paper	3,000,000	-
	$4,215,217	$1,510,249

On July 11, 2024, a financial institution in Singapore, granted the Group banking facilities for 12 months through July 2025, and subsequently on 16 July 2025, extended the banking facilities for 12 months through July 2026, comprising (i) a trade financing facility of US$3,000,000, with an interest rate of 1.65% per annum over the bank’s cost of funds and a financing period of up to 45 days for supplier invoices, and (ii) a foreign exchange facility of US$2,000,000, with a maximum tenor of 3 months. As of December 31, 2025 and 2024, only the trade financing facilities were drawn down, with an outstanding balance of $1,215,217 and $1,510,249, respectively. The outstanding balances as of December 31, 2025 and 2024 were fully repaid on January 16, 2026 and January 21, 2025, respectively. The banking facilities were personally guaranteed by the Company’s Chief Executive Officer.

On October 18, 2025, the Group completed the offering of its 3M USD Commercial Paper Series 002, successfully raising $3,000,000, at an interest rate of 7% per annum for a tenor of 3 months on ADDX, a private market platform regulated by the Monetary Authority of Singapore. The outstanding as of December 31, 2025 was fully repaid on January 14, 2026.

No other significant covenants were noted in the Group’s banking facilities.

For the years ended December 31, 2025, 2024 and 2023, the weighted average annual interest rates for the trade financing were approximately 6.0%, 8.0% and 9.0%, respectively. Interest expenses for the years ended December 31, 2025, 2024 and 2023, was $165,972, $75,060 and $18,280, respectively and relate solely to trade financing arrangements and the issuance of commercial paper.

F-19

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

9. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on March 8, 2024. The authorized number of ordinary shares was 500,000,000 shares, par value of US$0.0001 per share, consisting of (i) 450,000,000 Class A ordinary shares with a par value of US$0.0001 each; and (ii) 50,000,000 Class B ordinary shares with a par value of US$0.0001 each. On March 8, 2024, the Company issued 1 Class B ordinary share with a par value of US$0.0001 each.

Each holder of Class A ordinary share is entitled to exercise one vote for each Class A ordinary held on any and all matters to be voted thereon in a general meeting of shareholders, and each holder of Class B ordinary share is entitled to exercise ten votes for each Class B ordinary share held on any and all matters to be voted thereon in a general meeting of shareholders. Each Class B ordinary share can be converted at the holder’s option into one Class A ordinary share whilst Class A ordinary shares cannot be converted into Class B ordinary shares. Holders of both Class A and Class B ordinary shares are entitled to receive dividends paid by the Company at the same rate and have equal rights to the surplus assets of the Company upon its liquidation, as stipulated in the Company’s Memorandum and Articles of Association. These shares rank pari passu in all other respects.

On September 3, 2024, the shareholder of the Company resolved to allot 29,999,999 Class B ordinary shares with a par value of US$0.0001 each. Further on September 4, 2024, the holder of Class B ordinary shares converted 6,000,000 Class B ordinary shares into 6,000,000 Class A ordinary shares with par value of US$0.0001 each. Then on September 25, 2024, the holder of Class B ordinary shares further converted 1,350,000 Class B ordinary shares into 1,350,000 Class A ordinary shares with par value of US$0.0001 each. After the allotment of Class B ordinary shares and subsequent conversions into Class A ordinary shares, the Company has 7,350,000 Class A ordinary shares and 22,650,000 Class B ordinary shares in issue.

The Company considered the above allotment of 29,999,999 Class B ordinary shares part of its recapitalization prior to the completion of its initial public offering. This allotment was solely intended to increase the number of shares and represented an adjustment to the Company’s share structure, aimed at realigning its capital structure to facilitate the subsequent issuance of new shares for the IPO. The shares were issued at par value, with no consideration paid. Therefore, the Company considers the allotment of 29,999,999 Class B ordinary shares to be a share split. The Company believed that it is appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share, ASC 505, Equity and SAB Topic 4C. All shares and per share amounts used herein and in the accompanying audited consolidated financial statements   have been retroactively restated to reflect the above transactions. By recognizing the above transactions on a retroactive basis, 30,000,000 Class B ordinary shares were issued and outstanding as of December 31, 2023.

Contrary to the allotment, the conversions of 6,000,000 and 1,350,000 Class B ordinary shares into Class A ordinary shares were accounted for prospectively and were recognized by the Company on September 4, 2024 and September 25, 2024, respectively.

On January 15, 2025, the Company consummated its initial public offering (“IPO”) of 2,100,000 Class A Ordinary Shares. On February 4, 2025, the underwriter exercised the OA Option in full to purchase 315,000 additional Class A Ordinary Shares from the Company.

During the year ended December 31, 2025, the Company allotted 50,000 Class A ordinary shares with par value of US$0.0001 each to a consultant for services rendered. The shares were valued at $0.86 per share, representing the fair value on the grant date.   The transaction was accounted for as equity-classified share-based compensation. Total expense recognized for these services was $42,755, which is included in General and administrative expenses.

Capital contribution

Capital contributions constitute the capital transactions from shareholders that affected the shareholders’ equity of Uni-Fuels prior to the Reorganization during the year ended December 31, 2024. On June 6, 2023, Uni-Fuels issued and allotted additional 3,899,999 ordinary shares, each with a par value of $1, amounting to a total of $3,899,999. From the total consideration of $3,899,999 derived from this share allotment, $3,099,999 was offset by netting against the dividend distribution of $3,099,999 made by Uni-Fuels to its shareholder at that time. Meanwhile, the remaining balance of $800,000 was received in cash from the shareholder. The whole balance of $3,899,999 has been accounted for as capital contribution from shareholder in these consolidated financial statements.

Accumulated other comprehensive income

The accumulated other comprehensive income comprises foreign currency differences arising from the translation of the financial statements of foreign operations.

Dividend distribution

On June 6, 2023, the Group resolved to distribute a dividend of $30.9997 per ordinary share, totaling $3,099,999, to its shareholder. The declared dividend was settled by offsetting against the capital contribution from its shareholder accordingly.

F-20

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

10. Income Taxes

Cayman Islands

Under the current and applicable laws of Cayman Islands, the Group is not subject to tax on income or capital gains under this jurisdiction. The Group’s income taxes relate primarily to its operations in Singapore. For the year ended December 31, 2025, 2024 and 2023, the income tax expense, deferred tax assets, and deferred tax liabilities associated with the Group’s other subsidiaries were not material to the consolidated financial statements, either individually or in the aggregate.

Singapore

Uni-Fuels is incorporated in Singapore and is subject to Singapore Corporate Income Tax on its taxable income as reported in their respective statutory financial statements, adjusted in accordance with relevant Singapore tax laws. For the year ended December 31, 2023, Uni-Fuels was eligible under the tax exemption scheme for new start-up companies introduced under Section 43 of the Income Tax Act 1947 of Singapore. For eligible entities under the tax exemption scheme, a 75% exemption on the first SG$100,000 (equivalent to $66,326) of normal chargeable income and a further 50% exemption on the next SG$100,000 (equivalent to $66,326) of normal chargeable income were granted for their first three consecutive years of assessment.

For the years ended December 31, 2024 and 2025, Uni-Fuels was eligible for the partial tax exemption scheme introduced under Section 43 of the Income Tax Act 1947 of Singapore. For eligible entities under the partial tax exemption scheme, a 75% exemption on the first SG$10,000 (equivalent to $6,633) of normal chargeable income and a further 50% exemption on the next SG$100,000 (equivalent to $66,326) of normal chargeable income were granted. For any other entities, the applicable income tax rate is 17% on the entire chargeable income.

The current and deferred portions of the income tax expense included in the consolidated statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Years Ended December 31,
	2025	2024	2023
Current taxes	$139,904	$103,305	$180,024
Deferred taxes	(5,898)	(5,177)	14,339
Income tax expense	$134,006	$98,128	$194,363

A reconciliation of the difference between the expected income tax expense computed at Singapore income tax rate of 17% and the Group’s reported income tax expense is shown in the following table:

	For the Years Ended December 31,
	2025	2024	2023
(Loss)/Income before income tax expense	$(1,616,654)	$269,725	$1,406,150
Applicable income tax rate	17%	17%	17%
Income tax expense at applicable income tax rate	$(274,831)	$45,853	$239,046
Non-deductible expenses
- Bank fees	-	3,060	-
- Consultancy and professional fees	36,494	-	-
- Depreciation	4,839	4,839	-
- Entertainment expenses	-	833	-
- Others	11,434	2,045	2,039
Income not subject to tax	-	-	(2,777)
True up adjustments for taxes for prior year	19,925	12,280	-
Difference from the effect of tax rates in a foreign jurisdiction	373,077	70,502	-
Effect of tax exemption scheme and tax reduction	(36,932)	(41,284)	(43,945)
Income tax expense	$134,006	$98,128	$194,363

Deferred tax

The Group measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Allowance for credit loss	$2,065	$2,065
Operating lease liabilities	6,538	21,732
Others	1,807	1,726

Total deferred tax assets	$10,410	$25,523

Deferred tax liabilities:
Depreciation and amortization	(6,703)	(13,290)
ROU assets	(5,799)	(19,718)
Others	(253)	(758)

Total deferred tax liabilities	$(12,755)	$(33,766)

Deferred tax liabilities, net	$(2,345)	$(8,243)

Movement of the Group’s deferred tax (liabilities) assets during the years is as follows:

	2025	2024	2023
Balance at January 1	$(8,243)	$(13,420)	$919
Credited/(Charged) to the consolidated statements of operations and comprehensive income	5,898	5,177	(14,339)
Balance at December 31	$(2,345)	$(8,243)	$(13,420)

Under relevant Singapore tax laws, tax cases are normally subject to investigation by the tax authority for up to 4 years of assessment prior to the current year of assessment for Corporate Income Tax, and 5 years from the end of the prescribed accounting period for Goods and Services Tax. As of December 31, 2025, Corporate Income Tax returns for the years of assessment 2023, 2024 and 2025 remain open for statutory examination and the Group had no open tax investigations from the tax authority.

F-21

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

11. Related Party Transactions and Balances

a. Nature of relationships with related parties

Name	Relationship with the Company
Goh Wee Huan	Controlling shareholder and a director of Uni-Fuels from December 22, 2022 to December 8, 2023
Koh Kuan Hua	Controlling shareholder and director of the Company
Garden City Private Capital Limited	Major shareholder of the Company and wholly owned by Koh Kuan Hua
Sea Oil Petroleum Pte. Ltd.	Under significant influence of Koh Kuan Hua from January 1, 2022 to October 31, 2023

b. Transactions with related parties

			For the Years Ended December 31,
Name		Nature	2025	2024	2023
Sea Oil Petroleum Pte. Ltd.	(1)	Sales of marine fuels	$-	$-	$2,184,911

Sea Oil Petroleum Pte. Ltd.	(2)	Brokerage commissions	$-	$-	$491,269

Sea Oil Petroleum Pte. Ltd.	(1)	Purchase of marine fuels	$-	$-	$8,839,579

Goh Wee Huan	(3)	Advances from a related party	$-	$-	$678,259

Garden City Private Capital Limited	(4)	Advances to a shareholder	$-	$8,534	$-

(1)	The amounts for the year ended December 31, 2023 represented proceeds from sales of marine fuels to and cost of marine fuels purchased from the related party. The Group engaged in reciprocal transactions with the related party, encompassing both the sale and purchase of marine fuels. These transactions were conducted based on advantageous positioning, with each party utilizing their relative strengths in specific marine fuels products across various ports for each transaction at the time.
(2)	The amount for the year ended December 31, 2023 represented brokerage commissions generated from the related party.
(3)	The transactions represented advances from the shareholder for operational purposes during the year ended December 31, 2023. The advances were unsecured, non-interest bearing, and repayable on demand. Out of the total advances of $678,259, $400,258 was repaid by the Group in 2024, leaving $269,467 outstanding as at December 31, 2024. The balances were subsequently assigned by Goh Wee Huan to Koh Kuan Hua, coinciding with the transfer of ownership in the Uni-Fuels from Goh Wee Huan to Koh Kuan Hua on December 8, 2023.
(4)	The transactions represented advances to a shareholder during the year ended December 31, 2024. The advances were unsecured, non-interest bearing, and repayable on demand.

c. Balance with related parties

			As of December 31,
Name		Nature	2025	2024
Koh Kuan Hua	(1)	Amounts due to a related party	$-	$269,467

(1)	The balances as of December 31, 2024 represented the advances from the shareholder for operational purposes and was assigned by Goh Wee Huan to Koh Kuan Hua. The balances were unsecured, non-interest bearing and repayable on demand.

F-22

Uni-Fuels Holdings Limited

Notes to Consolidated Financial Statements

12. Commitments and Contingencies

Commitments

As of December 31, 2025 and 2024, the Group had neither significant financial nor capital commitment.

Contingencies

As of December 31, 2025, and 2024, the Group was not a party to any legal or administrative proceedings. The Group further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Group’s results of operations, consolidated financial condition, or cash flows.

13. Segment information

The Group uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM, specifically the Group’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The Group does not distinguish revenues, costs and expenses between segments in its internal reporting, but instead reports costs and expenses by nature as a whole. Based on the management’s assessment, the Group determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, the majority of the Group’s revenue are derived in or from Singapore with substantial operation being carried out in Singapore. Therefore, no geographical segments are presented. The Group concludes that it has only one reportable segment. As such, all financial segment information required by the authoritative guidance can be found in these consolidated financial statements.

14. Subsequent Events

The Group has evaluated subsequent events through April 22, 2026, the date the consolidated financial statements were available to be issued. The Group has identified the following subsequent events that require disclosure in the consolidated financial statements.

On January 17, 2026, the Group completed the offering of its 3M USD Commercial Paper Series 003, successfully raising $3,000,000, at an interest rate of 6.5% per annum for a tenor of 3 months through ADDX, a private market platform regulated by the Monetary Authority of Singapore.

On April 17, 2026, the Group completed the offering of its 3M USD Commercial Paper Series 004, successfully raising $3,000,000, at an interest rate of 6.25% per annum for a tenor of 3 months through ADDX, a private market platform regulated by the Monetary Authority of Singapore.

The outstanding of the Group’s 3M USD Commercial Paper Series 003 was fully repaid on April 17, 2026.

Subsequent to December 31, 2025, geopolitical tensions in the Middle East have escalated, resulting in increased volatility in global oil prices and potential disruptions to marine fuel supply and shipping routes. The Group is continuing to monitor the situation and assess its potential impact on its operations, financial position, and cash flows. As of the date of issuance of these consolidated financial statements, the Group has not experienced significant disruptions to its operations; however, the ultimate impact of these events remains uncertain.

F-23